October 16, 2019

Zheng Huang
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

       Re: Pinduoduo Inc.
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 24, 2019
           File No. 001-38591

Dear Mr. Huang:

        We issued comments to you on the above captioned filing on September 23, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 30, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Robyn Manuel at 202-551-3823 or Bill Thompson at 202-551-3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services